SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               AMASYS CORPORATION

                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    023113103
                      (CUSIP Number of Class of Securities)

                                                      Copy to:
         Robert Dixon                            Chip Patterson, Esq.
   MacKenzie Patterson Fuller, Inc.          MacKenzie Patterson Fuller, Inc.
       1640 School Street                         1640 School Street
      Moraga, California 94556                 Moraga, California 94556
       (925) 631-9100 ext.224                      (925) 631-9100 ext. 206


              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 17, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     1. NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MacKenzie Patterson Fuller, Inc. and Sutter Capital Management, LLC

     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) (B) X

     3. SEC USE ONLY

     4. SOURCE OF FUNDS--AF

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6. CITIZENSHIP OR PLACE OF ORGANIZATION California

     7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 1,960,000*

     8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0

     9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 1,960,000*

     10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000*

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47%*

     14. TYPE OF REPORTING PERSON CO, PN

     * The Filing Persons own 196,000 of Series A Preferred Stock, which may be converted into 1,960,000 shares of Common Stock at the election of the Filing Persons.

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of AMASYS Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 625 N. Washington Street, Suite 301, Alexandria, Virginia 22314.

Item 2. Identity and Background

     The Statement is filed jointly on behalf of MacKenzie Patterson Fuller, Inc. and its affiliate, Sutter Capital Management, LLC (the "Filing Persons").

     The present principal occupation and the principal business of the Filing Persons is 1640 School Street, Moraga, CA 94556.

     During the past five years, the Filing Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Filing Persons are a California corporation and a California limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

     The Filing Persons obtained the funds to make the investment from the investment funds it and its affiliate manage and advise, and is making this investment on their behalf.

Item 4. Purpose of Transaction

     The Filing Persons acquired the Issuer's preferred shares from the Pension Benefit Guaranty Corporation.

     The Filing Persons intend to exercise their rights as a Series A Preferred Stockholder of the Issuer and to realize the value thereof. The Filing Persons may exercise their rights to try to influence management to increase the liquidity of the assets of the Issuer, which may include suggesting that the Issuer sell some of its assets or securities. Further, the Filing Persons may suggest ways to reduce expenses.

     Apart from the foregoing, the Filing Persons do not at the present time have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Filing Persons may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5. Interest in Securities of the Issuer

     (a) and (b) The Issuer's total issued and outstanding capital stock is 2,207,350 shares of Common Stock and 196,000 shares of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). The Filing Persons own 196,000 shares or 100% of the Issuer's issued and outstanding Preferred Stock, which includes the right to convert into 1,960,000 shares of the Issuer's common stock, which would be 47% of the outstanding common stock. Thus, the Filing Persons are deemed to beneficially own 1,960,000 shares of the Issuer's common stock.

     (c) The Filing Persons acquired the shares of Preferred Stock from the Pension Benefit Guaranty Corporation on August 17, 2005 for $225,000, or $1.15 per share of Series A Preferred Stock pursuant to a contract between the latter and Sutter Capital Management, LLC, of the same date.

     There have been no other transactions in the Issuer's Common Stock (or preferred stock) that were effected by or on behalf of the Filing Persons in the past 60 days.

     (d) Not Applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The  Filing  Persons  are  not  a  party  to  any  contract,   arrangement,
understanding or relationship with any person, with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.



                        MacKenzie Patterson Fuller, Inc.

                        /s/ CHIP PATTERSON
                        Chip Patterson, Senior Vice President


                        Dated: August 29, 2005